Mail Stop 4561

December 23, 2008

Mr. David Reichman
Chief Executive Officer
Tree Top Industries, Inc.
264 S. La Cienega Boulevard, Suite 1010
Beverly Hills, CA 90211

Re: Tree Top Industries, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed December 3, 2008
File No. 0-10210

Dear Mr. Reichman:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A Filed for the Period Ended December 31, 2007

General

1.   It appears that you have amended your annual report without providing significant amounts of required information. Due to the pervasive changes necessary to reflect your decision to record the Ludicrous transaction as a reverse acquisition, we do not believe that it was appropriate to limit the information contained within your amendment. For example, you have amended Item 7 of the annual report to present the financial statements of Ludicrous, Inc., but you did not amend other significant sections such as Item 1 (Description of Business) and Item 6 (Management's Discussion and Analysis or Plan of Operations). Please include this information and note that we may have further comment regarding your amended periodic reports upon reviewing the complete disclosures.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief